INVEST IN **MILEBERRY**

The first global last mile delivery solution with full automation



Last Mile
Delivery
LAUNDRY
FRESH
VENDING
mileberry

mileberry.com San Francisco CA

Software | Retail | Technology | SaaS | Fin Tech

LEAD INVESTOR

Berkeley Hills Capital

Mileberry offers unique value proposition as it is disrupting the ecommerce and the last-mile delivery business. They have a stellar business idea and the superb team to execute it. With package theft being all-time high (210 mln packages stolen last year) – Mileberry product is a great solution that has enormous market potential. We know the team can execute and fully support Mileberry and its goal to disrupt the ecommerce and the last-mile delivery industry.

Invested $150,000 this round & $500,000 previously

Highlights

1. Solving package theft problem - $9 bln in the US
2. Successfully raised $500k from the VC funds

2. Successfully raised $500k from the VC funds

3. Market potential is huge - $150 bln global last mile delivery market
4. Proprietary click-and-collect technology
5. Dedicated team with 120 years of experience in logistics, e-commerce and IT
6. Full in-house production cycle - from design to manufacturing and software development
7. Green carbon neutral solution with global focus

Our Team



Roman Novozhenov CEO



15 years in IT, e-commerce, logistics launched 10+ companies with 3 successful exits & $20+ mln total valuation responsible for project operations, product customization, legal issues & IT

Covid-19 changed buying habits forever. People value fast and safe delivery, contactless services and 24x7 convenience. This is a market trend



Andreas Wuzke Chief Business Development Officer

Andreas has 10+ years of experience working in logistics and e-commerce in the Europe and the US. He is responsible for building business partnerships with FedEx, UPS, DHL and selling Mileberry services to retail customers



Stephanie Peter Omale Chief Marketing Officer

Stephanie is a growth and marketing expert with over 10 years of experience working with digital agencies and startups in FinTech and E-commerce industries



Leo Listovshchyk CTO / Head of R&D

PhD in Engineering Science. Professor. 20+ years of experience in design of machines and equipment. 41 patents

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Revolutionizing last-mile delivery with the proprietary click-and-collect technology

mileberry

01:17

Testimonials


Ricardo Ortiz


Early investor
01:07


POST
LAUNDRY
FRESH
mileber
01:40


HOT
mileberry
Last-mile delivery


About
We live in pandemic society – so, people try to avoid personal contact. This, in turn, enabled last-mile delivery service demand.
Roman Novozhenov
Mileberry, CEO
pandemic & lockdowns triggered the explosive growth of e-commerce.
online retail goes up rapidly.
customers migrated from offline to online.
existing e-commerce received super-profits.
classic offline businesses were forced to go online.


Fundrasing
we raised
$500K
in 2021
we plan to raise
$1M
in 2022

Forward-looking projections are not guaranteed.


Annual Report
People are scared of COVID-19
Yet still they're hungry for...
Fast Shopping
Good Food
On-time Gifts
Contactless Experiences


Key Insights
2M
packages are stolen in the U.S. every day
$9B
total worth of stolen goods

Product Hub

Network of IoT
Click & collect

Platform & mobile app
Software

Automation for
Logistics, retail & e-commerce

Drive changes for
Last-mile delivery

Mission & Vision

- We make last mile delivery **cheap, high quality & sustainable**
- We create **smart delivery products** that solve the problems of the future - crowded cities, traffic jams and queues, lack of couriers, increased CO2 emissions

Mileberry Hub



Total
45
cells

- 28 Post Cells
- 7 Refrigirated Cells

- 4 Laundry Cells
- 6 Heated Cells

Special Features


POST
POST
LAUNDRY
FRESH
VENDING
HOT
mileberry

- fresh grocery lockers (temperature: 39F-46F)
- hot restaurant delivery lockers (temperature: 104F-140F)
- ambient/dry parcel lockers

Opportunities

$30B parcels

groceries $15B HoReCa

Total $45B

Points of Attraction

For Businesses:

- Solar Powered
- C2C Shipments
- E-commerce managment
- POS terminal

For Shoppers:


Antivandal Construction
24/7 Mode
Mobile App
Authorized Access Only


Timeline
$115M
50M Orders
$68M
30M Orders
$32M
15M Orders
$10M
5M Orders
$1.2M
600K Orders
2022
2023
2024
2025
2026

Forward-looking projections are not guaranteed.


Income Drivers
Sell Mileberry Hub to Franchisee for $14999
Connect to Mileberry network - we charge 35% fee per parcel loaded
Revenue streams from advertising
Rent Incomes


Possibilities
HoReCa
Local Suppliers
Coffee Shops
Shopping Malls
Business Centers
mileberry



Residential Areas
Gas Stations
Pharmacies
Retail Stores
Parking Lots



Points of Trust
40+ patents & experience building parcel locker networks
Green sustainable product powered by PV panels
fast scaling using franchising model
strong, experienced R&D team



Growth Plan
NY, SF, LA
2022
Chicago
Philadelphia
$1M
Miami, Seattle, etc.
$1M
Canada, Mexico
Latin America

Forward-looking projections are not guaranteed.



Our Team
Roman Novozhenov
Founder & CEO
As a tech entrepreneur with 15 years in IT, e-commerce, logistics & master of MBA (Hult International Business School, San Francisco) launched 10+ companies with 3 successful exits & $20+ mln. total valuation.


Roman Novozhenov
Co-founder & CBDO
Stephanie Peter Omale
CMO
Leo Listovshchyk
Head of R&D / CTO
15 People
120 Years of combined experience